                                                                               .
                                                                               .
                                                                               .



                                                                    EXHIBIT 99.1


[CANADA FLAG LOGO] Industry Canada           Industrie Canada



CERTIFICATE                                  CERTIFICAT
OF CONTINUANCE                               DE PROROGATION

CANADA BUSINESS                              LOI CANADIENNE SUR
CORPORATIONS ACT                             LES SOCIETES PAR ACTIONS

ATI TECHNOLOGIES INC.                                428568-9


----------------------------------------     ----------------------------------------
Name of corporation-                         Corporation number-
Denomination de la societe                   Numero de la societe

I hereby certify that the above-             Je certifie que la societe susmentionnee
named corporation was continued under        a ete prorogee en vertu de l'article 187
section 187 of the Canada Business           de la Loi canadienne sur les societes par
Corporations Act, as set out in the          actions, tel qu'il est indique dans les
attached articles of continuance.            clauses de prorogation ci-jointes.




/s/ Richard G. Shaw                          JANUARY 31, 2005 / LE 31 JANVIER 2005
------------------------
Richard G. Shaw                              Date of Continuance - Date de la
Director - Directeur                         prorogation



[CANADA LOGO]

[CDN FLAG LOGO]  Industry Canada    Industrie Canada                FORM II                          FORMULAIRE II
                                                             ARTICLES OF CONTINUANCE           CLAUSES DE PROROGATION
                 Canada Business    Loi canadienne sur les        (SECTION 187)                     (ARTICLE 187)
                 Corporations Act   societes par actions

------------------------------------------------------------------------------------------------------------------------------------
1 -- Name of the Corporation                                Denomination sociale de la societe   2 -- Taxation Year End
                                                                                                      Fin de l'annee d'imposition
  ATI TECHNOLOGIES INC.                                                                                       M     D - J
                                                                                                             0 8     3 1
------------------------------------------------------------------------------------------------------------------------------------
3 -- The province or territory in Canada where the          La province ou le territoire au Canada ou se situera le siege social registered office is to be situated

  ONTARIO

------------------------------------------------------------------------------------------------------------------------------------
4 -- The classes and the maximum number of shares that      Categories et le nombre maximal d'actions que la societe est autorisee
     the corporation is authorized to issue                 a emettre

  (i)  an unlimited number of common shares; and

  (ii) an unlimited number of preferred shares.

  The annexed Schedule "A" is incorporated in this form.

------------------------------------------------------------------------------------------------------------------------------------
5 -- Restrictions, if any, on share transfers               Restrictions sur le transfert des actions, s'il y a lieu

  None.


------------------------------------------------------------------------------------------------------------------------------------
6 -- Number (or minimum and maximum number) of directors    Nombre (ou nombre minimal et maximal) d'administrateurs

  Minimum : 3, Maximum : 15

------------------------------------------------------------------------------------------------------------------------------------
7 -- Restrictions, if any, on business the corporation may  Limites imposees a l'activite commerciale de la societe, s'il y a lieu carry on

   None.

------------------------------------------------------------------------------------------------------------------------------------
8 -- (1) If change of name effected, previous name          (1) S'il y a changement de denomination sociale, indiquer le denomination sociale anterieure
  N/A

     (2) Details of incorporation                           (2) Details de la constitution

   August 20, 1985 under the Business Corporations Act
   (Ontario)

------------------------------------------------------------------------------------------------------------------------------------
9 -- Other provisions, if any                               Autres dispositions, s'il y a lieu

  The annexed Schedule "B" is incorporated in this form.

------------------------------------------------------------------------------------------------------------------------------------
Signature               Printed Name - Nom an lettres moulees     10 -- Capacity of - En qualite de      11 -- Tel. No. - No de tel.

/s/ David Orton         David Orton                               President and Chief                    905-882-2600
                                                                  Executive Officer
------------------------------------------------------------------------------------------------------------------------------------




------------------------------------------------------------------------------------------------------------------------------------
IC 3247 (2003/06)                                                                                                      [CANADA LOGO]

                                                          FEB - 1 2005

                                  SCHEDULE "A"
                          TO ARTICLES OF CONTINUANCE OF
                              ATI TECHNOLOGIES INC.

Part 1 - Interpretation

      In these Share Provisions, the following words, terms and phrases shall have the following meanings

      (a) "Act" means the Canada Business Corporations Act or its successor, as amended, replaced or re-enacted from time to time;

      (b) "final distribution" means the distribution of assets of the Corporation on any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs; and

      (c) "Share Provisions" means the rights, privileges, restrictions and conditions attaching to the common shares and the preferred shares of the Corporation.

      These Share Provisions, as from time to time amended, shall be read without regard to paragraph headings, which are included for ease of reference only, and with all changes in gender and number permitted by the context.

Part 2 - Common Shares

      The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

2.1 Dividends and Distributions: Subject to the rights of the holders of any other class or series of shares of the Corporation, the holders of the common shares are entitled to receive equally, share for share: (i) all dividends declared by the directors, (ii) all property of the Corporation that is ever distributed to any of its shareholders (including without limitation on any final distribution) and (iii) any remaining property of the Corporation on dissolution.

2.2 Votes: The holders of the common shares are entitled to receive notice of and to attend all meetings of shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares are entitled to vote, and are entitled to one vote for each common share held on all votes taken at such meetings.

Part 3 - Preferred Shares

      The rights, privileges, restrictions and conditions attaching to the preferred shares as a class are as follows:

3.1 Directors' Rights to Issue in One or More Series: The preferred shares may at any time and from time to time be issued in one or more series. Before any shares of a particular series are issued the directors of the Corporation shall fix the number of shares which will form such series and shall, subject to the limitations set out herein, by resolution determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares or such series, including, but without limiting the generality of the foregoing:

      (a) the rate, amount or method of calculation of dividends (if any) payable thereon;

      (b) if applicable, the time or times and place or places of payment of dividends;

      (c) if applicable, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof;

      (d) conversion, exchange or reclassification rights attached thereto (if any);

      (e)   voting rights attached thereto (if any);

      (f) if applicable, the terms and conditions of any share purchase plan or sinking fund and the restrictions respecting payment of dividends on or the repayment of capital in respect of any shares ranking junior to the preferred shares; and

      (g)   any other terms not inconsistent with these Share Provisions;

the whole subject to the filing with the Director (as defined in the Act) of Articles of Amendment in prescribed form designating such series of preferred shares including the designation, rights, privileges, restrictions and conditions attaching thereto as determined by the directors and the issuance of a Certificate of Amendment with respect thereof. Notwithstanding the foregoing, the preferred shares shall not be entitled to any voting rights except as prescribed by law or except if the Corporation has failed to pay dividends on any series of preferred shares.

3.2 Ranking of Preferred Shares: Each series of preferred shares shall, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with each other series of preferred shares, and shall be entitled to a preference over the common shares and over any other shares ranking junior to the preferred shares, and the preferred shares of any series may also be given such other preferences not inconsistent with sections
3.1 to 3.7 hereof over the common shares and over any other shares ranking junior to the preferred shares as may be determined by resolution of the directors of the Corporation. If any amount of cumulative dividends, whether or not declared, or any amount of declared non-cumulative dividends in respect of any preferred shares is not paid in full, the preferred shares of all series shall participate rateably in respect of such dividends in accordance with the sums which would be payable on such shares if all such dividends were declared and paid in full; and if any amount payable on a return of capital in the event of the liquidation, dissolution or winding up of the Corporation in respect of any preferred shares is not paid in full, the preferred shares of all series shall participate rateably in respect of any return of capital in accordance with the sums which would be payable on such return of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full all such claims as aforesaid, the claims of the holders of the preferred shares with respect to return of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends.

3.3 Voting Rights. Except as hereinafter referred to or as required by law or in accordance with any voting rights which may from time to time be attached to any series of preferred shares the holders of preferred shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation; provided that the holders of preferred shares as a class shall be entitled to notice of meetings of shareholders called for the purpose of authorizing the dissolution of the Corporation or the sale, lease, or exchange of all or substantially all the property of the Corporation other than in the ordinary course of business of the Corporation.

3.4 Amendment with Approval of Holders of Preferred Shares: The rights, privileges, restrictions and conditions attaching to the preferred shares as a class may be added to, removed or changed but only with the approval of holders of preferred shares given in accordance with the requirements of the Act and the minimum requirements provided for in section 3.5 hereof.

3.5 Approval of Holders of Preferred Shares: Subject to section 3.7 hereof, the approval of the holders of preferred shares as a class to any matters referred to in these Share Provisions may be given as specified below:

      (a) Approval and Quorum: Any approval required to be given by the holders of preferred shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all of the holders of the then outstanding preferred shares or by a resolution passed by the affirmative vote of not less than two-thirds of the votes cast by holders of preferred shares who voted in respect of that resolution at a meeting of the holders of preferred shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than one-quarter of the then outstanding preferred shares are present in person or presented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of preferred shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast by holders of the preferred shares at such meeting shall constitute the approval of the holders of preferred shares.

      (b) Votes: On every poll taken at any meeting in respect of which only the holders of preferred shares of more than one series are entitled to vote, each holder of preferred shares shall be entitled to one vote in respect of the greater of (i) each $1.00 of stated capital added to the appropriate stated capital account of the Corporation in respect of the issue of each such share and (ii) each $1.00 of the liquidation preference or redemption preference (excluding any amount payable in respect of declared but unpaid or accrued but unpaid dividends) attached to each such share (and if the liquidation preference and redemption preference are not the same at the applicable time, then the greater of the two).

Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

3.6 Shares Issued in Series with Identical Rights: Where preferred shares are issued in more than one series with identical rights, privileges, restrictions, conditions and designations attached thereto, all such series of preferred shares shall rank pari passu and participate equally and proportionately without discrimination or preference as if all such series of preferred shares had been issued simultaneously and all such series of preferred shares may be designated as one series.

3.7 Limitations: Subject to the provisions of the Act, the holders of preferred shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to the preferred shares of any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on, or to dissent in respect of, any proposal to amend the Articles of the Corporation to:

      (a) increase or decrease any maximum number of authorized preferred shares or any series thereof, or increase any maximum number of authorized shares of a class or series having rights or privileges equal or in priority to the preferred shares or any series thereof;

      (b) effect an exchange, reclassification or cancellation of all or part of the preferred shares or any series thereof; or

      (c) create a new class or series of shares equal or in priority to the preferred shares or any series thereof.

                                SCHEDULE B TO THE
                           ARTICLES OF CONTINUANCE OF
                              ATI TECHNOLOGIES INC.

Charging Power: Without restricting any of the powers and capacities of the Corporation, whether derived from the Canada Business Corporations Act, or otherwise, the Corporation may mortgage, hypothecate, pledge or otherwise create a security interest in all or any present or future, real or personal, movable or immovable, legal or equitable property of the Corporation (including without limitation its book debts, rights, powers, franchises and undertakings) for any purpose whatsoever.

Authorization to Appoint Additional Directors: Subject to the provisions of the Canada Business Corporations Act, the directors of the Corporation may, within the minimum and maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, provided that the total number of additional directors so appointed may not exceed one-third of the number of directors elected at the previous meeting of shareholders.